Mail Stop 3561

August 1, 2008

By Facsimile and U.S. Mail

Mr. Thomas Scozzafava
Chief Executive Officer
Seaway Valley Capital Corporation
10-18 Park Street, 2nd Floor
Gouverneur, NY 13642

   Re: **Seaway Valley Capital Corporation**
      Form 10-KSB for the fiscal year ended December 31, 2007
      Filed April 15, 2008
      Form 10-Q for the fiscal quarter ended March 31, 2008
      Filed May 20, 2008
      Form 8-K/A1
      Filed January 18, 2008
      File No. 001-11115

Dear Mr. Scozzafava:

   We have reviewed your response to our prior comment dated July 22, 2008, on the above referenced filings and have the following additional comment. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K December 31, 2007

General

1. We note your response to prior comment 1 of our letter dated July 22, 2008, and your intention to file an amendment. We also note in your letter dated July 10, 2008, several of your responses indicated revisions would be incorporated into amended filings. Specifically they were comments 1, 2, 3, 4, 6, 15 and 16. Please

Mr. Thomas Scozzafava
Seaway Valley Capital Corporation
August 1, 2008
Page 2

tell us when you intend to provide the amended filings. The review will remain in process until such amendments are filed.

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment. Please submit your response letter on EDGAR as a correspondence file.

You may contact Scott Stringer, Staff Accountant at (202) 551-3272, Donna DiSilvio, Review Accountant at (202) 551-3202 or me at (202) 551-3849 if you have any questions regarding the comments on the financial statements and related matters.

Sincerely,

James Allegretto
Senior Assistant Chief Accountant